NO ACT

PE 12-11-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09013136

December 30, 2009

Received SEC
DEC 30 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-30-2009

John K. Pruellage
Lewis Rice Fingersh L.C.
500 North Broadway
Suite 2000
St. Louis, MO 63102-2147

Re: TrustCo Bank Corp NY
Incoming letter dated December 11, 2009

Dear Mr. Pruellage:

This is in response to your letter dated December 11, 2009 concerning the shareholder proposal submitted to TrustCo by Robert C. Howard. We also have received a letter from the proponent dated December 18, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert C. Howard
RCH Associates
2216 Rte 67 Charlton
Galway, NY 12074

December 30, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TrustCo Bank Corp NY
Incoming letter dated December 11, 2009

The proposal relates to expanding the board of directors.

There appears to be some basis for your view that TrustCo may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of TrustCo's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if TrustCo omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which TrustCo relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RCH Associates

2216 Rte 67 Charlton Galway, NY 12074

Tel: (518) 882-1308 Fax: (518) 882-6993 Email: RCHACT@msn.com

December 18, 2009

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Robert C. Howard
Exchange Act of 1934-Rule 14a-8

Ladies and Gentlemen:

TrustCo Bank Corp NY (TrustCo), through its law firm of Lewis Rice Fingersh LC, via E-mail dated December 11, 2009, has filed with you a notice to omit the shareholder proposal, captioned above. This letter is in response to the TrustCo submission.

- TrustCo maintains that proof of continuous stock ownership was not adequately provided. Attached is Exhibit A verifying ownership that was provided to TrustCo within 14 days of submission of proposal. In addition, attached is Exhibit B, the most recent quarterly report that suggests that TrustCo has the wherewithal to confirm or deny stock ownership. These reports have been provided continuously since my original stock purchase was established in June, 2001.

- TrustCo maintains that the proposal standard of independence called for in the proposal is vague and indefinite. As the proposal seeks consultation with the 10 largest independent shareholders, the Webster definition of independent, freedom of control from others, should be more than sufficient for the Nominating Committee, in consultation with the 10 largest shareholders, as well as the average shareholder, to understand, evaluate, and act on.

- TrustCo suggests that it is incapable of determining its 10 largest independent shareholders. This by itself, should indicate to the Commission that TrustCo is completely out-of-touch with its shareholder base.

- At the 2009 Annual Meeting, TrustCo claimed to be the "Best of the Worst". Shareholders, the Board, and Senior Management did not object to this achievement. There is no issue with respect to the above. In its request TrustCo extrapolates to the personalization included in the proposed exclusion. There is no intention to impugn any individual, but to establish a higher standard of achievement.

- Current SEC rules do not require disclosure of contributions, dues, or other monetary fees paid to professional associations. TrustCo's awards should therefore be ignored.

- TrustCo objects to the statement that "Actuarial Tables project that at least one of the independent Directors will not be able to fulfill his term". At our November 20, 2009 meeting, TrustCo representatives acknowledged my professional credentials to make this statement. In addition, the projections were intended to include mortality, disability, and/or age retirement, not just the death projection claimed by TrustCo. In any event, the comment was intended to alert shareholders of the highly unusual demographic of the current Board

- TrustCo maintains that an active Nominating Committee selected directors (not necessarily independent Directors) in 1999, 2001, 2002, and 2003. Except for the appointment of Thomas O. Maggs, who was appointed, as an independent Director, in 2005, (in the absence of a functioning Nominating Committee), who also received $96,315 in compensation from TrustCo, in addition to his Director compensation, no current independent Directors were appointed as the result of a Board Nominating Committee action since 1999.

Allowing TrustCo to omit the proposal from the proxy for the 2010 Annual Meeting of the Shareholders, will significantly dilute the intent of SEC Rule 14a-8. Since its major expansion into Westchester, New Jersey, and Florida, TrustCo has continued to operate internally as a small local business, in spite of the increasingly challenging economy. Absent a significant change, it is likely that TrustCo will continue to do so.

Shareholders are entitled to hear the bad news, as well as the good (?) news, and to vote accordingly. The proposal is structured so as to simply and efficiently convey the need for change to the shareholders.

To conclude, TrustCo's objections to the proposal are weak and misleading. Exhibit A clearly indicates ownership for more than one year. I would hope that the Staff will look through the fog that has been created, and respectfully request that you reject the TrustCo proposal for omission.

Respectfully submitted,

Robert C. Howard

Robert C. Howard

cc: John K. Pruellage
Lewis Rice Fingersh, LC

EXHIBIT A

E*TRADE FINANCIAL

E*TRADE Securities LLC
P.O. Box 1542
Merrifield, VA 22116-1542

tel 1-800-ETRADE1
www.etrade.com
Member FINRA/SIPC

October 13, 2009

Robert C. Howard
2216 State Route 67
Galway, NY 12074

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Howard,

This letter is in response to your correspondence received on October 12, 2009. In which, you requested confirmation that you had been holding 800 shares of Trustco Bank Corp. NY (TRST) for at least one year as of September 2, 2009. We appreciate the time that you have taken to make your request in writing and the supporting documentation that was included.

*** FISMA & OMB Memorandum M-07-16 *** is a Traditional IRA brokerage account registered in your name only, Robert C. Howard. This account was opened on May 31, 2008, and is currently in good standing. As I reviewed your account activity, our records indicate that this account was initially funded with an account transfer from an outside institution. We received the assets from this transfer on June 6, 2008. As part of this transfer, we received 800 shares of TRST.

In addition, I have reviewed your account activity and can confirm that between June 6, 2008 through September 2, 2009 you did maintain your position of 800 shares of TRST. Please feel free to also use your account statements to confirm that you were holding this position for more than a year. You can access your statements online by going to the Accounts tab, followed by the Account Records sub-tab.

E*TRADE Securities appreciates your patronage and patience. We wish you success with your future investments. If you have any additional questions or concerns, please do not hesitate to contact us at 1-800-ETRADE-1. Representatives are available seven days a week, 24 hours a day.

Sincerely,

Jason Summers
Correspondence Department
E*TRADE Securities LLC

EXHIBIT B

TRUSTCO BANK®
Your Home Town Bank
P.O. Box 1082
Schenectady, New York 12301-1082

Presorted
First-Class Mail
US Postage
PAID
Albany, NY
Permit #370

THIRD QUARTER REPORT

SEPTEMBER 30, 2009

************************AUTO**3-DIGIT 120
ROBERT C HOWARD
IRA ETRADE CUSTODIAN
2216 STATE ROUTE 67
GALWAY NY 12074-2614

*** FISMA & OMB Memorandum M-07-16 ***

LEWIS RICE
FINGERSH LC
Attorneys at Law

John K. Pruellage
jpruellage@lewisrice.com
314.444.7621 (direct)
314.612.7621 (fax)

500 North Broadway
Suite 2000
St. Louis, Missouri 63102-2147
www.lewisrice.com

December 11, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Robert C. Howard
Exchange Act of 1934-Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that TrustCo Bank Corp NY ("TrustCo") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Robert C. Howard (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before TrustCo intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No 14D (Nov 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of TrustCo pursuant to Rule 14a-8(k) and SLB 14D.

Basis for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials (i) pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading, (ii) pursuant to Rule 14a-8(i)(8) because the Proposal would establish procedures relating to a nomination for membership on TrustCo's Board of Directors, and (iii) pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to TrustCo's proper request for that information. The Proposal states:

> Proposal: Trustco shall take all required and appropriate corporate actions to increase the number of Directors by three (3) independent members. In implementing this directive, the Nominating Committee shall be directed to consult with the 10 largest independent shareholders in selecting the new Directors.
>
> Supporting Statement: Shareholders cannot continue to laud "The Best of the Worst". It's time to promulgate a "Return to Excellence". Your Board of Directors is no longer capable of accomplishing this objective. Note that Actuarial Tables project that at least one of the independent Directors will not be able to fulfill his term. The addition of three (3) new directors will allow for the realignment of Board Committees to permit each Director to work toward achieving this objective, which should include-
>
> - A reconstituted Compensation Committee that needs to spend considerable time and effort to realign compensation strategy, at all management levels, with shareholder interests.
> - The Nominating Committee will have the opportunity to identify new independent Directors that will sustain and refresh corporate strategy. This is critical since the current Committee has not done anything since 1999.
> - The Audit Committee, after appointing a new and smaller independent accounting firm, needs the time to acclimate the new firm with Trustco operations.
> - With Trustco's Corporate Governance rating in the lowest ten percentile of S&P 600 Companies, the Corporate Governance Committee of Trustco has significant work to do to generate acceptable improvement in this area.
>
> Maintaining the status quo is not an acceptable alternative. While not an immediate solution, approving this resolution is the best option to stem the consistent operating deterioration that has occurred since 2005.

A copy of the Proposal, as well as accompanying correspondence from the Proponent, is attached to this letter as Exhibit A.

Attorneys of this firm, including the undersigned, discussed the Proposal with the Proponent via a telephone conference on November 2, 2009. Further, on November 20, 2009,

Robert M. Leonard, TrustCo's corporate secretary, and Leonard J. Essig of this firm met with the Proponent to discuss the Proposal, TrustCo's corporate governance practices and plans generally and whether the Proponent would be willing to withdraw the Proposal. On November 23, 2009, the Proponent advised TrustCo that he would not withdraw the Proposal.

Analysis

1. The Proposal is Excludable under Rule 14a-8(i)(3) Because it is Materially False and Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or its supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. The Staff has consistently taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because stockholders cannot make an informed decision on the merits without being able to determine the substance of a proposal. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

A. The Proposal Does Not Describe the Standard of Independence Required, and is Impermissibly Vague and Indefinite.

The Staff has repeatedly agreed that proposals seeking to require independent directors were impermissibly vague and indefinite on the grounds that they failed to disclose to shareholders the definition of "independent director" that applied. *See, e.g., Wyeth* (avail. Mar. 19, 2009) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14-8(i)(3) calling for the company to have an independent lead director, and purporting to set a standard of independence as defined by the Council of Institutional Investors ("CII")); *PG&E Corporation* (avail. Mar. 5, 2009); *The Allstate Corporation* (avail. Feb. 16, 2009); *Honeywell International, Inc.* (avail. Feb. 3, 2009) *Bank of America Corp.* (avail. Feb. 2, 2009); *Schering-Plough Corporation* (avail. Mar. 7, 2008); *The Boeing Corporation* (avail. Feb. 10, 2004). Many of these proposals sought to offer definitions of independence, often based on CII materials, but the Staff nevertheless agreed with their exclusion because the offered definitions were insufficient to overcome the 14a-8(i)(3) requirements.

The Proposal will require TrustCo to "take all required and appropriate corporate actions to increase the number of Directors by three (3) independent members." Furthermore, the Proposal will require the Nominating Committee "to consult with the 10 largest independent shareholders in selecting the new Directors." The Proposal does not even go as far as previously excluded shareholder proposals that at least attempted to refer to CII standards for director independence. Further, the Proposal does not attempt to define shareholder independence. Because the Proposal does not even attempt to describe any standard of independence for either directors or shareholders, shareholders have no way of knowing which standard of independence the Proponent intended or which TrustCo might ultimately select. Thus, it is probable that shareholders will have differing standards in mind when voting on the Proposal. Finally, the Proposal does not specify whether the new Director positions are to remain independent if vacated in the future or if repeat consultation with the 10 largest independent shareholders (however "independence" will be determined for such shareholders) will be required in such event, which will also lead to confusion and differing interpretations among the shareholders.

The Proposal asks TrustCo's shareholders to vote on matters relating to director and shareholder independence without providing shareholders enough information to determine the applicable definition of independence or the procedures for the nomination of future directors. By failing to fix the standards of director and shareholder independence or specify whether future director vacancies will be subject to the proposed rule, the standards are open to interpretation and change over time, leaving TrustCo and its shareholders unable to know exactly what standard or procedures they are now being asked to adopt. Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

B. The Proposal is Otherwise Materially False and Misleading.

The Staff has concurred on numerous occasions that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries Inc* (avail Mar. 12, 1991); *see also Exxon Mobil Corporation* (March 19, 2008) (concurring with the exclusion of a proposal seeking to require the amount of oil royalties paid to a host government to be declared publicly and purporting to impose sanctions for a failure to do so); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal requiring the board of directors to compile a report "concerning the thinking" of the Directors concerning representative payees); *Berkshire Hathaway Inc.* (avail. Mar. 2, 2007) (concurring with the exclusion of a shareholder proposal that sought to restrict the company from investing in any foreign corporation that engaged in activities prohibited for U.S corporations).

In addition to the vagueness surrounding the determination of director and shareholder independence, the proposal does not offer any guidance on the measures TrustCo should undertake to determine its ten largest "independent" shareholders or the amount of consultation it should undertake with those shareholders it identifies. Differing interpretations of the consultation direction could range from a recommendation on the part of the nominating committee to solicit comments from the 10 largest "independent" shareholders to a mandate for their active participation in the selection process. As such, the language purporting to "direct" the nominating committee to consult with the 10 largest independent shareholders is likely to lead to differing interpretations and confusion by the shareholders. Additionally, even leaving aside the issue of shareholder independence (which, as noted above, is subject to potentially differing interpretations under the Proposal), it is difficult for TrustCo to identify its 10 largest shareholders generally. A threshold problem is that "largest" remains undefined, which could lead to differing interpretations as to whether this means the 10 shareholders with the highest net worth, or the 10 shareholders holding the greatest number of TrustCo securities. Assuming it is the latter, such a determination is itself impossible to make, as shareholders of record frequently hold TrustCo securities for beneficial shareholders, and TrustCo is not in a position to determine who, exactly, the 10 largest shareholders are.

Even if TrustCo were able to make a determination as to the identity of the 10 largest "independent" shareholders, exactly how consultations would be accomplished is left unclear by the Proposal. It is uncertain, for instance, whether the Proposal would have the effect of creating a new, de facto shareholder nominating committee, creating 10 new de facto members of the current nominating committee, or requiring TrustCo to consult with each of the 10 shareholders on an individual basis with respect to each nominee. Thus, the consultation process and largest 10 shareholders selected therefor by TrustCo are likely to differ significantly from actions and selections envisioned by certain shareholders being asked to vote on the Proposal, including the Proponent, and the implementation of the Proposal is of questionable advisability if it is possible.

Further, as the Staff clarified in Section B.4. of SLB No. 14B, if a proposal or supporting statement contains statements that "directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual foundation," it is appropriate for companies to seek the Staff's concurrence that such material may be excluded in reliance on Rule 14a-8(i)(3). In its supporting statement, the Proponent makes baseless allegations that directly impugn the character of the Board. Moreover, the Staff has previously written that "portions of [a] supporting statement may be materially false or misleading under [R]ule 14a-9" and required that a proponent remove the offending elements of proposals or accompanying supporting statements when they contain false and misleading statements or do not provide material information necessary to render statements not false or misleading. *PMC-Sierra, Inc.* (avail. Mar. 1, 2004); *Farmer Bros. Co.* (avail. Nov. 28, 2003) (requiring the proponent to provide citations for and to recharacterize portions of the supporting statement as opinion); *Monsanto Co.* (avail. Nov. 26, 2003) (requiring the proponent to revise and provide citations for the supporting statement); *Sysco Corp.* (avail. August 12, 2003) (requiring the proponent to delete and revise portions of and to provide citations for the supporting statement).

TrustCo objects to the statements that TrustCo shareholders currently "laud 'The Best of the Worst,'" in the Board and that the Board of Directors is "no longer capable" of accomplishing the promulgation of a "Return to Excellence." In labeling the current directors "The Best of the Worst," the Proponent implies that the Board has not met its duty to exercise their best judgment in selecting directors. This, which is merely a statement of the Proponent's opinion, is directly contradicted by multiple third party reports. Some of the more recent examples include the following. In the August 2009 issue of US Banker Magazine, the article "Best of the Bunch" notes that the top performing banks on its list managed to deliver solid returns on equity partly by avoiding the land mines that hurt so many financial institutions. TrustCo is included on US Banker's list as the fourth best performing bank in the United States of all banks with assets of $2 billion to $10 billion. Additionally, Audit Integrity, an independent research firm that rates more than 8,000 public corporations on the quality of their corporate integrity, announced that TrustCo ranked as one of its 2009 Audit Integrity Top 100. This placed TrustCo in the 99th percentile of the 8,000 companies rated. In the May, 2009 edition of SNL ThriftInvestor, SNL Financial also ranked TrustCo as the seventh best performing bank in the United States of the top 100 banks ranked by asset size. In labeling the current Board the "Best of the Worst", the Proponent attempts to directly impugn the character of its members, and the shareholders are likely to be misled by this unfounded and unsupported invective, particularly in light of the views cited above.

TrustCo also objects to the statement that "Actuarial Tables project that at least one of the independent Directors will not be able to fulfill his term." Again, the Proponent offers no factual basis for this claim, but instead makes a statement that one of the "independent" directors is likely to die before fulfilling his term. Without providing any actuarial tables for comparison, a definition of independence, or the identity of the directors who are supposedly likely to die, neither TrustCo nor its shareholders have any way of determining the veracity of this claim. As a result, the shareholders are likely to be misled into believing that one of the independent directors will soon die leaving a vacancy on the Board, when neither the definition of independence nor the truth of the claim can possibly be derived from the Proposal.

Finally, TrustCo objects to the statement that the current Nominating Committee "has not done anything since 1999." In reality, TrustCo had an active Nominating Committee that met and selected directors in 1999, 2001, 2002, and 2003. No Nominating Committee existed between February 2004 and July 2009 because TrustCo's full Board of Directors had assumed the duties of the Nominating Committee. (TrustCo is not required by applicable law or stock exchange rules to establish a Nominating Committee.) TrustCo's board believed it was appropriate for the board to take on the director nomination functions because a high proportion of TrustCo's directors had been independent directors under the listing qualifications rules of the NASDAQ Global Select Market ("NASDAQ") and the board believed that all of its directors, independent under NASDAQ rules or not, had significant expertise in the operations and needs of TrustCo and had valuable insights to offer regarding the value that qualified directors can bring to TrustCo. To provide guidance to the board in its consideration of nominees for board membership, on February 17, 2004, the board adopted a Director Nominations Policy (amended on February 20, 2007 and February 19, 2008) that provided guidance for the members of the board with respect to identifying director and committee member candidates and nominating candidates for election to the board and appointment to committee membership. In 2005, the board added Thomas O. Maggs as director and determined that he was independent under the NASDAQ rules. (Also at that time, the board added as a director Robert J. McCormick, then TrustCo's president and chief executive officer and now TrustCo's chairman, president and chief executive officer.) In July 2009, the board decided it was appropriate to re-establish a committee with responsibility for the nominations process, created a new Nominating and Corporate Governance Committee and adopted a charter for that committee. TrustCo filed a Form 8-K announcing the new committee on July 21, 2009 and has posted the charter for the committee on its website. On August 18, 2009, the board, on the recommendation of the Nominating and Corporate Governance Committee, added Dennis De Gennaro to the board.

The Proponent offers no factual evidence for his claim of board and nominating committee inactivity, and shareholders are likely to be left with the impression that the board has been inactive with respect to the director nominations process when in reality the board has actively pursued these duties.

TrustCo believes that it is highly objectionable for the Proponent to imply that the Board is less than capable of fulfilling its duties to shareholders and has somehow failed to do so in the recent past when there is no factual basis for any of the Proponent's claims. In the language of the Proposal, the shareholders do not have the benefit of counterbalancing evidence or arguments, but are instead left with only the Proponent's baseless and unfounded allegations of incompetence and inaction on the part of the Board. Accordingly, we believe that the Proposal is impermissibly misleading as a result of these statements, and is excludable under Rule 14a-8(i)(3).

2. The Proposal is Excludable under Rule 14a-8(i)(8) Because the Proposal Would Establish Procedures Relating to a Nomination for Membership on TrustCo's Board of Directors.

In December 2007, the Commission amended Rule 14a-8(i)(8) to state that a shareholder proposal may be excluded if the proposal "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." As discussed below, the Proposal is excludable under Rule 14a-8(i)(8) since by its terms the Proposal would establish procedures that relate to the nomination and election of directors.

Following the analysis of comments received on the proposed amendment to Rule 14a-8(i)(8) as set forth in Exchange Act Release No. 56161 (July 27, 2007) (the "Interpretive and Proposing Release"), in December 2007, the Commission adopted the amendment to Rule 14a-8(i)(8), as proposed. See Exchange Act Release No. 56914 (Dec. 6, 2007) (the "Adopting Release"). By doing so, the Commission re-codified its longstanding position that shareholder proposals that may result in a contested election of directors are excludable. Prior to its amendment, Rule 14a-8(i)(8) permitted the exclusion of a shareholder proposal that "relates to an election for membership on the company's board of directors or analogous governing body." The amended Rule 14a-8(i)(8) provides that a proposal may be excluded if it "relates to a nomination or an election for membership on the company's board of directors . . .or a procedure for such nomination or election." In the Adopting Release, the Commission emphasized that the term "procedures" in the election exclusion "relates to procedures that would result in a contested election either in the year in which the proposal is submitted or in any subsequent year," thus evidencing the Commission's clear intent, consistent with its longstanding interpretation, that the Rule 14a-8(i)(8) exclusion be applied to exclude proposals that would result in a contested election of directors, regardless of whether a contest would result immediately or subsequently. As the Commission explained in the Adopting Release:

> We are acting today to state clearly that the phrase "relates to an election" in the election exclusion cannot be read so narrowly as to refer only to a proposal that relates to the current election, or a particular election, but rather must be read to refer to a proposal that "relates to an election" in subsequent years as well. In this regard, if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily.

Specifically, the purpose of the exclusion in Rule 14a-8(i)(8) is to prevent the establishment of procedures that could circumvent those protections of the federal proxy rules that are triggered only by a proxy contest. As the Commission explained in the Adopting Release:

> [Wlere the election exclusion not available for proposals that would establish a process for the election of directors that circumvents the proxy disclosure rules, it would be possible for a person to wage an election contest without providing the disclosures required by the Commission's present rules governing such contests. Additionally, false and misleading disclosure in connection with such an election contest could potentially occur without liability under Exchange Act Rule 14a-9 for material misrepresentations made in a proxy solicitation.

In the Adopting Release, the Commission also emphasized the need for clarity and certainty in the 2008 proxy season, stating: "[i]t is our intention that this [amendment] will enable shareholders and companies to know with certainty whether a proposal may or may not be excluded under Rule 14a-8(i)(8)." The Commission further noted that the amendment "will facilitate the staff's efforts in reviewing no-action requests and interpreting Rule 14a-8 with certainty in responding to requests for no-action letters during the 2008 proxy season."

TrustCo may exclude the Proposal under Rule 14a-8(i)(8) because it would establish a procedure that relates to the nomination and election of directors. Specifically, the Proposal provides that the Nominating Committee shall be directed to consult with the ten largest "independent" shareholders in selecting the new Directors. This process could result in the de facto inclusion of shareholder nominees in TrustCo proxy materials. (This assumes that TrustCo is able to identify the largest shareholders and make a determination as to which ten of those shareholders are the largest "independent" ones.) We also note that this process could result in a solicitation on behalf of shareholder nominees in opposition to management-chosen nominees, which plainly falls within the terms of Rule 14a-8(i)(8). Thus, because the Proposal could require TrustCo to include shareholder nominees in its proxy materials or result in a solicitation on behalf of shareholder nominees in opposition to management-chosen nominees, the Proposal would establish a procedure that would result in a contested election.

3. <u>The Proposal is Excludable under Rule 14a-8(f)(1) Because the Proponent Failed to Meet the Requirements of Rule 14a-8(b).</u>

TrustCo may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Also, Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways described in Rule 14a-8(b)(2). See Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Proponent submitted the Proposal to TrustCo in a letter dated September 25, 2009. *See* <u>Exhibit A</u>. TrustCo received the Proposal on September 28, 2009. TrustCo reviewed its stock records, which did not indicate that the Proponent was a record holder of shares of TrustCo stock. The Proponent did not include with the Proposal any documentary evidence of his ownership of TrustCo securities.

Accordingly, TrustCo sought additional verification from the Proponent of his eligibility to submit the Proposal. Specifically, on October 7, 2009 TrustCo sent via certified mail a letter addressed to the Proponent (the "Deficiency Notice"), which was within 14 calendar days of TrustCo's receipt of the Proposal. See <u>Exhibit B</u>. The Deficiency Notice notified the Proponent of the requirements of Rule 14a-8, including how the Proponent could cure the procedural deficiency; specifically, that the Proponent provide within 14 days a written statement from the "record" holder for the Proponent's securities verifying that, at the time the Proponent submitted his proposal, he continuously held the securities for at least one year.

On October 13, 2009, the Proponent responded to the Deficiency Notice by submitting to TrustCo a letter (the "Deficiency Response"), which included an enclosed letter from E*TRADE Securities LLC purporting to demonstrate the Proponent's continuous ownership of TrustCo's securities. See Exhibit C. The Deficiency Response stated that the Proponent had beneficially owned TrustCo securities from May 31, 2008 through September 2, 2009. TrustCo searched its shareholder records following its receipt of the Deficiency Response and could not locate E*TRADE Securities LLC as a record holder of TrustCo securities.

The Deficiency Response did not establish the Proponent's continuous ownership of TrustCo securities for the one-year period prior to September 28, 2009, the date the Proposal was submitted or September 25, 2009, the date of the Proponent's letter to TrustCo. Further, the Deficiency Response did not provide the type of proof required by Rule 14a-8(b)(2) for ownership of securities through the relevant date. Rather, the Deficiency Response only purports to establish the Proponent's continuous ownership of TrustCo securities beginning on May 31, 2008 through September 2, 2009, and does not provide a statement from the record holder of the Proponent's securities.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. TrustCo satisfied its obligation under Rule 14a-8 by timely sending the Deficiency Notice to the Proponent. However, the ownership information provided by the Proponent fails to satisfy the requirements of Rules 14a-8(b)(1) and 14a-8(b)(2) to substantiate that the Proponent is eligible to submit the Proposal. Specifically, the Deficiency Response does not demonstrate the Proponent's continuous ownership of the requisite number of TrustCo shares for the one-year period as of the date the Proposal was submitted to TrustCo.

The Staff has on numerous occasions allowed companies to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See, e.g., Vail Resorts, Inc.* (August 21, 2009), *Microchip Technology Incorporated* (May 26, 2009); *Northstar Neuroscience, Inc.* (March 24, 2009); *Pfizer, Inc.* (February 20, 2009); *Time Warner, Inc.* (February 19, 2009). Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. Section C.1.c(1) of SLB 14 (July 13, 2001) states:

> (1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

> The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

Similarly, Section C.1.c(3) of SLB 14 states:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Consistent with prior precedent, Staff guidance in SLB 14 and the plain language of Rule 14a-8(b) itself, the Proposal is excludable because the Proponent failed to satisfy the continuous ownership requirements of 14a-8(b)(1). Although the Proponent responded to the Deficiency Notice, its response failed to provide TrustCo with satisfactory evidence of the continuous ownership of TrustCo stock for the one-year period as of the date the Proposal was submitted. For these reasons, TrustCo believes that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if TrustCo excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (314) 444-7621.

Sincerely,

John K. Pruellage

EXHIBIT A

Copy of Proposal and Related Correspondence

RCH Associates

2216 Rte 67 Charlton Galway, NY 12074

Tel: (518) 882-1308 Fax: (518) 882-6993 Email: RCHACT@msn.com

September 25, 2009

Mr. Thomas M. Poitras
Secretary of Trustco
5 Sarnowski Drive
Glenville, NY 12302

Dear Mr. Poitras:

Attached is a proposal, for inclusion in Trustco's proxy statement, to be submitted for approval by shareholders, at the May, 2010 annual meeting. This proposal is submitted on behalf of Robert C. Howard, a beneficial owner of 1400 shares of Trustco common stock as of September 25, 2009.

Should you have any questions, or need anything further, let me know.

Very truly yours,

R. C. Howard

Robert C. Howard

TRUSTCO Bank Corp NY

Shareholder Proposal – May, 2010 Shareholder Meeting

Proposal: Trustco shall take all required and appropriate corporate actions to increase the number of Directors by three (3) independent members. In implementing this directive, the Nominating Committee shall be directed to consult with the 10 largest independent shareholders in selecting the new Directors.

Supporting Statement: Shareholders cannot continue to laud "The Best of the Worst". It's time to promulgate a "Return to Excellence". Your Board of Directors is no longer capable of accomplishing this objective. Note that Actuarial Tables project that at least one of the independent Directors will not be able to fulfill his term. The addition of three (3) new directors will allow for the realignment of Board Committees to permit each Director to work toward achieving this objective, which should include-

> A reconstituted Compensation Committee that needs to spend considerable time and effort to realign compensation strategy, at all management levels, with shareholder interests.

> The Nominating Committee will have the opportunity to identify new independent Directors that will sustain and refresh corporate strategy. This is critical since the current Committee has not done anything since 1999.

> The Audit Committee, after appointing a new and smaller independent accounting firm, needs the time to acclimate the new firm with Trustco operations.

> With Trustco's Corporate Governance rating in the lowest ten percentile of S&P 600 Companies, the Corporate Governance Committee of Trustco has significant work to do to generate acceptable improvement in this area.

Maintaining the status quo is not an acceptable alternative. While not an immediate solution, approving this resolution is the best option to stem the consistent operating deterioration that has occurred since 2005.

EXHIBIT B

Copy of October 7, 2009 Deficiency Notice

TRUSTCO
Bank Corp NY

Subsidiary: Trustco Bank

October 7, 2009

VIA CERTIFIED MAIL – RETURN RECEIPT REQUESTED

Mr. Robert C. Howard
c/o RCH Associates
2216 Rte 67 Charlton
Galway, NY 12074
Fax: (518) 882-6993

Re: Notification of Deficiencies in Shareholder Proposal

Dear Mr. Howard:

TrustCo Bank Corp NY is in receipt of the letter dated September 25, 2009 from RCH Associates, on your behalf, regarding the submission of a proposal for inclusion in the proxy statement and form of proxy to be distributed in connection with the next annual meeting of TrustCo stockholders. The proposal calls for TrustCo to "increase the number of Directors by three (3) independent members" and directs TrustCo's nominating committee "to consult with the 10 largest independent shareholders in selecting the new Directors."

Securities and Exchange Commission Rule 14a-8 addresses proposals by security holders. You should carefully review Rule 14a-8, and the interpretive guidance issued by the SEC, and comply with each of the Rule 14a-8 requirements applicable to you. Your letter did not contain information sufficient to allow us to verify that you have satisfied the eligibility and procedural requirements of the rule. Specifically, you did not submit to us a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

If you wish to provide the proof of eligibility required by Rule 14a-8, you must do so within 14 days of your receipt of this letter. Any response should be postmarked, or transmitted electronically, within 14 calendar days of your receipt of this letter.

Please note that, even if you timely substantiate your eligibility to submit your proposal, we may have other grounds (including one or more of the provisions of Rule 14a-8(i)) to exclude the proposal from our proxy statement and form of proxy.

Sincerely,

Robert M. Leonard
Secretary

5 Sarnowski Drive • Glenville, N.Y. 12302
(518) 381-3643

EXHIBIT C

Copy of October 13, 2009 Deficiency Response

Robert C. Howard

2216 State Route 67
Galway, NY 12074

October 13, 2009

Mr. Robert M. Leonard
Corporate Secretary
Trustco Bank Corp. NY
5 Sarnowski Drive
Glenville, NY 12302

Re: Shareholder Proposal

Dear Mr. Leonard:

Thank you for the Notification of Deficiency provided in your October 7, 2009 correspondence. Following is intended to perfect the proposal:

> Attached is written confirmation from E*Trade Securities, verifying that I've held a position (greater than $2000) in Trustco common shares for at least one year.

> Additionally, it is my intention to retain my 1400 share position in Trustco common stock until the annual Shareholder meeting, expected to be held on the third Monday of May, 2010.

After carefully reviewing SEC Rule 14a-8, as you suggested, I believe the proposal will now meet the Proxy Proposal requirements. I look forward to supporting this proposal, in person, at the 2010 Annual Meeting.

Very truly yours,

Robert C. Howard

E*TRADE
FINANCIAL

E*TRADE Securities LLC
P.O. Box 1542
Merrifield, VA 22116-1542

tel 1-800-ETRADE1
www.etrade.com
Member FINRA/SIPC

October 13, 2009

Robert C. Howard
2216 State Route 67
Galway, NY 12074

RE: Acct # FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Howard,

This letter is in response to your correspondence received on October 12, 2009. In which, you requested confirmation that you had been holding 800 shares of Trustco Bank Corp. NY (TRST) for at least one year as of September 2, 2009. We appreciate the time that you have taken to make your request in writing and the supporting documentation that was included.

Account number FISMA & OMB Memorandum M-07-16 *** is a Traditional IRA brokerage account registered in your name only, Robert C. Howard. This account was opened on May 31, 2008, and is currently in good standing. As I reviewed your account activity, our records indicate that this account was initially funded with an account transfer from an outside institution. We received the assets from this transfer on June 6, 2008. As part of this transfer, we received 800 shares of TRST.

In addition, I have reviewed your account activity and can confirm that between June 6, 2008 through September 2, 2009 you did maintain your position of 800 shares of TRST. Please feel free to also use your account statements to confirm that you were holding this position for more than a year. You can access your statements online by going to the Accounts tab, followed by the Account Records sub-tab.

E*TRADE Securities appreciates your patronage and patience. We wish you success with your future investments. If you have any additional questions or concerns, please do not hesitate to contact us at 1-800-ETRADE-1. Representatives are available seven days a week, 24 hours a day.

Sincerely,

Jason Summers
Correspondence Department
E*TRADE Securities LLC